1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Mike Ma, Spokesperson
www.spil.com.tw	mikema@spil.com.tw
+886-4-25545527#5601

Siliconware Precision Industries Reports a 3.7% Quarter-over-Quarter Increase in Revenues Resulting in Earnings per Share of NT$ (0.07) or Earnings per ADS is US$ (0.01) for Fourth Quarter 2015.

Taichung, Taiwan, Jan. 29, 2016—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the fourth quarter of 2015 were NT$ 20,765 million, which represented a 3.7% increase in revenues compared to the third quarter of 2015 and a 3.1% decline in revenues compared to the fourth quarter of 2014. SPIL reported a net loss of NT$ 212 million for the fourth quarter of 2015, compared with a net income of NT$ 2,682 million and a net income of NT$ 3,015 million for the third quarter of 2015 and the fourth quarter of 2014, respectively.

Diluted earnings per ordinary share for this quarter was NT$ (0.07), and diluted earnings per ADS was US$ (0.01).

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the fourth quarter of 2015, net revenues from IC packaging were NT$ 18,449 million and represented 89% of total net revenues. Net revenues from testing operations were NT$ 2,316 million and represented 11% of total net revenues.

•	Cost of goods sold was NT$ 15,323 million, representing an increase of 1.5% compared to the third quarter of 2015 and a decrease of 2.1% compared to the fourth quarter of 2014.

•	Raw materials costs were NT$ 6,457 million for the fourth quarter of 2015 and represented 31.1% of total net revenues, whereas raw materials costs were NT$ 6,150 million and represented 30.7% of total net revenues for the third quarter of 2015.

1

•	Gross profit was NT$ 5,442 million for the fourth quarter of 2015, representing a gross margin of 26.2%, which increased from a gross margin of 24.7% for the third quarter of 2015 and decreased from 26.9% for the fourth quarter of 2014.

•	Total operating expenses for the fourth quarter of 2015 were NT$ 2,181 million, which included selling expenses of NT$ 193 million, administrative expenses of NT$ 1,108 million and R&D expenses of NT$ 880 million. Total operating expenses represented 10.5% of total net revenues for the fourth quarter of 2015.

•	Operating income was NT$ 3,261 million for the fourth quarter of 2015, representing an operating margin of 15.7%, which increased from 14.6% for the third quarter of 2015 and decreased from 18.0% for the fourth quarter of 2014.

•	Non-operating items:

•	Our non-operating expense was NT$ 3,662 million, including net losses of NT$ 1,425 million on fair value change of financial liabilities at fair value through profit or loss and an impairment loss of NT$ 1,856 million from Unimicron Technology Co.

•	Net loss before tax was NT$ 6 million for the fourth quarter of 2015, which decreased from a net income before tax of NT$ 3,051 million for the third quarter of 2015 and decreased from a net income before tax of NT$ 3,684 million for the fourth quarter of 2014.

•	Income tax expense was NT$ 206 million for the fourth quarter of 2015, compared with income tax expense of NT$ 369 million for the third quarter of 2015 and income tax expense of NT$ 669 million for the fourth quarter of 2014.

•	Net loss was NT$ 212 million for the fourth quarter of 2015, which decreased from a net income of NT$ 2,682 million for the third quarter of 2015 and decreased from a net income of NT$ 3,015 million for the fourth quarter of 2014.

•	Total number of shares outstanding was 3,116 million shares as of Dec 31, 2015. Diluted earnings per ordinary share was NT$ (0.07), and diluted earnings per ADS was US$ (0.01).

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 25,191 million as of Dec 31, 2015 from NT$ 22,437 million as of Sept 30, 2015, and NT$ 30,155 million as of Dec 31, 2014.

•	Capital expenditures for the fourth quarter of 2015 totaled NT$ 3,070 million.

•	Total depreciation expenses for the fourth quarter of 2015 totaled NT$ 3,225 million.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 18,449 million for the fourth quarter of 2015, which represented an increase of NT$ 705 million or 4.0% compared to the third quarter of 2015.

2

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 27%, 17% and 45%, respectively, of total net revenues for the fourth quarter of 2015.

•	As of Dec 31, 2015 we had 7,323 wirebonders installed, of which 25 were disposed in the fourth quarter of 2015.

IC testing service:

•	Net revenues from testing operations were NT$ 2,316 million for the fourth quarter of 2015, which represented an increase of NT$ 30 million or 1.3% compared to the third quarter of 2015.

•	As of Dec 31, 2015 we had 547 testers installed, of which 9 were added and 5 were disposed in the fourth quarter of 2015.

Revenue Analysis

•	Breakdown by end applications:

By application	4Q15	3Q15
Communication	63%	64%
Computing	9%	10%
Consumer	25%	22%
Memory	3%	4%

•	Breakdown by packaging type:

By application	4Q15	3Q15
Bumping & Flip Chip	45%	44%
Substrate Based	27%	27%
Leadframe Based	17%	18%
Testing	11%	11%

3

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Dec 31, 2015 reflect our gains or losses attributable to the fourth quarter of 2015 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Dec 31, 2015, nor the consolidated financial data for our company for the twelve months ended Dec 31, 2015 is necessarily indicative of the results that may be expected for any period thereafter.

4

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Dec 31, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2015			Dec 31, 2014		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Current Assets
Cash and cash equivalent	767,445	25,191,374	21	30,154,713	23	(4,963,339)	(16)
Available-for-sale financial assets	32,512	1,067,204	1	—	—	1,067,204	100
Accounts receivable	482,472	15,837,131	13	18,578,054	14	(2,740,923)	(15)
Inventories	137,161	4,502,319	4	4,381,135	3	121,184	3
Other current assets	66,631	2,187,184	1	2,094,006	1	93,178	4

Total current assets	1,486,221	48,785,212	40	55,207,908	41	(6,422,696)	(12)

Non-current Assets
Available-for-sale financial assets	168,360	5,526,412	4	8,999,903	8	(3,473,491)	(39)
Long-term investment under equity method	76,852	2,522,658	2	76,032	—	2,446,626	3,218
Property, plant and equipment	1,959,044	64,305,608	52	63,520,671	49	784,937	1
Intangible assets	5,873	192,774	—	249,170	—	(56,396)	(23)
Other assets	58,265	1,912,566	2	1,702,391	2	210,175	12

Total non-current assets	2,268,394	74,460,018	60	74,548,167	59	(88,149)	—

Total Assets	3,754,615	123,245,230	100	129,756,075	100	(6,510,845)	(5)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,790,125	2	2,690,250	2	99,875	4
Financial liabilities at fair value through profit or loss - current	54,803	1,798,920	1	1,095,552	1	703,368	64
Accounts payable	211,501	6,942,527	6	8,020,963	7	(1,078,436)	(13)
Current portion of long-term debt	182,517	5,991,128	5	6,970,152	5	(979,024)	(14)
Other current liability	400,748	13,154,539	11	12,799,126	9	355,413	3
Non-current liabilities
Bonds payable	384,686	12,627,311	10	11,875,483	9	751,828	100
Long-term loans	239,392	7,858,036	7	12,794,062	10	(4,936,026)	(39)
Other liabilities	45,149	1,482,002	1	1,403,868	1	78,134	6

Total Liabilities	1,603,796	52,644,588	43	57,649,456	44	(5,004,868)	(9)

Stockholders’ Equity
Capital stock	949,386	31,163,611	25	31,163,611	24	—	—
Capital reserve	480,072	15,758,358	13	15,771,456	12	(13,098)	—
Legal reserve	303,664	9,967,775	8	8,797,005	7	1,170,770	13
Retained earnings	302,244	9,921,153	8	11,678,749	9	(1,757,596)	(15)
Other equities	115,453	3,789,745	3	4,695,798	4	(906,053)	(19)

Total Equity	2,150,819	70,600,642	57	72,106,619	56	(1,505,977)	(2)

Total Liabilities & Shareholders’ Equity	3,754,615	123,245,230	100	129,756,075	100	(6,510,845)	(5)

Forex (NT$ per US$)		32.825		31.65

(1)	All figures are under T-IFRS.
(2)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed balance sheets of Dec 31, 2014 have been updated accordingly.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q 2015				4Q 2014		YOY	4Q 2015	3Q 2015		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	636,454		20,764,940	100.0		21,430,915	-3.1	20,764,940		20,029,703	3.7
Cost of Goods Sold	(469,646)		(15,322,657)	-73.8		(15,655,951)	-2.1	(15,322,657)		(15,090,116)	1.5

Gross Profit	166,808		5,442,283	26.2		5,774,964	-5.8	5,442,283		4,939,587	10.2

Operating Expenses
Selling Expenses	(5,909)		(192,773)	-0.9		(247,455)	-22.1	(192,773)		(243,652)	-20.9
Administrative Expenses	(33,974)		(1,108,448)	-5.3		(696,858)	59.1	(1,108,448)		(801,151)	38.4
Research and Development Expenses	(26,979)		(880,214)	-4.3		(974,769)	-9.7	(880,214)		(965,931)	-8.9

	(66,862)		(2,181,435)	-10.5		(1,919,082)	13.7	(2,181,435)		(2,010,734)	8.5

Operating Income	99,946		3,260,848	15.7		3,855,882	-15.4	3,260,848		2,928,853	11.3
Non-operating Items	(100,144)		(3,267,292)	-15.7		(172,089)	—	(3,267,292)		121,878	—

Income(Loss) Before Income Tax	(198)		(6,444)	0.0		3,683,793	-100.2	(6,444)		3,050,731	-100.2
Income Tax Expenses	(6,301)		(205,593)	-1.0		(668,523)	-69.2	(205,593)		(368,427)	-44.2

Net Income (Loss)	(6,499)		(212,037)	-1.0		3,015,270	-107.0	(212,037)		2,682,304	-107.9

Other comprehensive income
Items that will not be reclassiflied to profit or loss
Remeasurements of post employment benefit obligations	(5,512)		(179,842)			(53,911)				—
Income tax relating to items that will not be reclassified to profit or loss	937		30,572			9,165				—
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(7,301)		(238,202)			441,434				258,970
Unrealized gain (loss) on available-for-sale financial assets	61,246		1,998,197			522,682				(1,655,007)
Income tax relating to items that may be reclassified to profit or loss	(734)		(23,942)			(11,639)				30,363

Total other comprehensive income	48,636		1,586,783			907,731				(1,365,674)

Total comprehensive income	42,137		1,374,746			3,923,001				1,316,630

Earnings Per Ordinary Share - Basic		NT$	(0.07)		NT$	0.97			NT$	0.86

Earnings Per Ordinary Share - Diluted		NT$	(0.07)		NT$	0.97			NT$	0.86

Earnings Per ADS - Diluted		US$	(0.01)		US$	0.16			US$	0.13

Weighted Average Outstanding Shares - Diluted (‘k)			3,116,361			3,119,755				3,129,886

Forex (NT$ per US$)			32.626			30.84				31.975

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.
(3)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed Income Statement of Dec 31, 2014 have been updated accordingly.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

For the Twelve Months Ended on Dec 31, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31
	2015				2014		YOY
	USD	NTD		%	NTD		change %
Revenues	2,611,703		82,839,922	100.0		83,071,441	-0.3
Cost of Goods Sold	(1,930,154)		(61,230,622)	-73.9		(62,081,253)	-1.4

Gross Profit	681,549		21,609,300	26.1		20,990,188	2.9

Operating Expenses
Selling Expenses	(29,830)		(944,499)	-1.2		(937,885)	0.7
Administrative Expenses	(115,578)		(3,671,161)	-4.4		(2,605,536)	40.9
Research and Development Expenses	(117,936)		(3,739,109)	-4.5		(3,625,624)	3.1

	(263,344)		(8,354,769)	-10.1		(7,169,045)	16.5

Operating Income	418,205		13,254,531	16.0		13,821,143	-4.1
Non-operating Items	(86,873)		(2,863,674)	-3.4		447,041	—

Income Before Income Tax	331,332		10,390,857	12.6		14,268,184	-27.2
Income Tax Expenses	(51,742)		(1,628,600)	-2.0		(2,523,770)	-35.5

Net Income	279,590		8,762,257	10.6		11,744,414	-25.4

Other comprehensive income
Items that will not be reclassiflied to profit or loss
Remeasurements of post employment benefit obligations	(5,512)		(179,842)			(53,911)
Income tax relating to items that will not be reclassified to profit or loss	937		30,572			9,165
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(7,159)		(227,905)			555,285
Unrealized gain (loss) on available-for-sale financial assets	(19,808)		(549,845)			2,948,369
Income tax relating to items that may be reclassified to profit or loss	691		20,967			51,938

Total other comprehensive income	(30,851)		(906,053)			3,510,846

Total comprehensive income	248,739		7,856,204			15,255,260

Earnings Per Ordinary Share - Basic		NT$	2.81		NT$	3.77

Earnings Per Ordinary Share - Diluted		NT$	2.78		NT$	3.74

Earnings Per ADS - Diluted		US$	0.44		US$	0.62

Weighted Average Outstanding Shares - Diluted (‘k)			3,150,135			3,139,471

Forex (NT$ per US$)			31.361			30.29

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.
(3)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed Income Statement of Dec 31, 2014 have been updated accordingly.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 12 Months Ended on Dec 31, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2015		12 months, 2014
	USD	NTD	NTD
Cash Flows from Operating Activities:
Income before income tax	331,332	10,390,857	14,268,184
Depreciation	406,732	12,903,772	11,840,340
Amortization	19,245	610,213	595,475
Change in working capital & others	83,794	2,879,324	(1,758,826)

Net cash flows provided from operating activities	841,103	26,784,166	24,945,173

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(436,256)	(13,855,431)	(19,560,740)
Proceeds from disposal of available-for-sale financial assets	—	—	674,622
Proceeds from disposal of property, plant, and equipment	3,517	111,274	315,556
Increase of equity investment	(73,561)	(2,400,000)	(63,818)
Payment for other changes	(14,050)	(443,282)	(608,423)

Net cash used in investing activities	(520,350)	(16,587,439)	(19,242,803)

Cash Flows from Financing Activities:
Proceeds from long-term loans	77,562	2,500,000	3,850,000
Repayment of long-term loans	(261,535)	(8,235,833)	(3,178,166)
Cash dividends distributed to shareholders	(292,387)	(9,349,083)	(5,609,436)
Proceeds from issue of convertible bonds	—	—	12,089,536
Others	(368)	(11,374)	140,246

Net cash (used in) provided from financing activities	(476,728)	(15,096,290)	7,292,180

Foreign currency exchange effect	(2,003)	(63,776)	184,916

Net increase (decrease) in cash and cash equivalents	(157,978)	(4,963,339)	13,179,466

Cash and cash equivalents at beginning of period	956,594	30,154,713	16,975,247

Cash and cash equivalents at end of period	798,616	25,191,374	30,154,713

Forex (NT$ per US$)		31.361	30.29

(1)	: All figures are under T-IFRS.
(2)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed Cash Flow Statement of Dec 31, 2014 have been updated accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 29, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer